

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Melissa H. Cruz
Senior Vice President, Finance and Administration and Chief Financial Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

> **Re:** **Progress Software Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 000-19417**

Dear Ms. Cruz:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2012

Consolidated Financial Statements

Note 4: Fair Value Measurements, page 56

1. We note you adopted ASU 2011-4 during fiscal 2012 and you disclose the significant unobservable assumptions used in the fair value measurement of your auction rate securities. Please tell us what consideration was given to providing quantitative information about the significant unobservable inputs and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs. Please refer to ASC 820-10-50-2(bbb) and (g).

Note 7. Divestitures, page 60

2.   We note that during the third quarter of 2012, the company reassigned goodwill to the new reporting units and reportable segments (Core and Non-Core) based on the relative fair values of the reporting units with $30 million of goodwill allocated to the Non-Core reporting unit. In light of the significance of goodwill attributable to previous acquisitions, such as the Savvion in 2010 and IONA in 2008, compared to the amounts of goodwill and intangible assets attributable to divestitures and assets-held-for-sale, please describe for us, for each divested product, the allocation of goodwill to the reporting units from the time of its initial acquisition through to the allocation to held-for-sale.

Note 17: Business Segments and International Operations, page 74

3.   We note that you disclose revenue attributed to North America, which includes sales to customers in the U.S. and Canada and licensing to certain multinational organizations, substantially all of which is invoiced from the U.S. Please tell us what consideration was given to separately disclosing revenues attributed to the U.S. Please refer to ASC 280-10-50-41.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark Shuman, Branch Chief-Legal, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief